CUSIP No. 83001A102	13G	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2

(Amendment No. 2) (1)

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

83001A102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83001A102	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BHR Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,479,465
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 5,479,465
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,479,465
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.95%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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CUSIP No. 83001A102	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BHR Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,525,755
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,525,755
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,755
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.41%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

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CUSIP No. 83001A102	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven A. Van Dyke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 287,806
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 287,806
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 287,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 83001A102	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael N. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,692
	6	SHARED VOTING POWER 5,479,465
	7	SOLE DISPOSITIVE POWER 22,692
	8	SHARED DISPOSITIVE POWER 5,479,465
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,502,157
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 83001A102	13G	Page 6 of 9 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Six Flags Entertainment Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

924 Avenue J East, Grand Prairie, Texas 75050

Item 2	(a).	Name of Persons Filing:

BHR Capital LLC (“BHR”); BHR Master Fund, Ltd. (the “Fund”); Steven A. Van Dyke (“Mr. Van Dyke”); Michael N. Thompson (“Mr. Thompson”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

545 Madison Avenue, 10th Floor, New York, NY, 10022

Item 2	(c).	Citizenship:

BHR: Delaware; The Fund: Cayman Islands; Mr. Van Dyke and Mr. Thompson: United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.025 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

83001A102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 83001A102	13G	Page 7 of 9 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

BHR, the Fund and Mr. Thompson: 5,502,157 shares of Common Stock, of which 3,525,755 shares are held by the Fund, 1,953,710 shares are held by certain other funds managed by BHR, and 22,692 shares are held individually by Mr. Thompson. BHR shares voting and dispositive power over the Shares held by the funds that it manages, including the Fund. Mr. Thompson, as principal of BHR, has voting and dispositive power over the shares of Common Stock reported by BHR and the Fund, and Mr. Thompson also holds sole voting and dispositive power with respect to the shares of Common Stock held by him. The shares of Common Stock reported on this Schedule 13G represent 9.99% of the approximate total 55,022,377 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

Mr. Van Dyke: Mr. Van Dyke no longer has voting and dispositive power over any shares of Common Stock reported by BHR, the Fund or Mr. Thompson. Mr. Van Dyke holds sole voting and dispositive power over 287,806 shares held by him.

(b) Percent of class:

BHR: 9.95%
The Fund: 6.41%
Mr. Thompson: 0.04%
Mr. Van Dyke: 0.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Mr. Thompson: 22,692
Mr. Van Dyke: 287,806

(ii) Shared power to vote or to direct the vote:

BHR: 5,479,465
The Fund: 3,525,755
Mr. Thompson: 5,502,157

(iii) Sole power to dispose or to direct the disposition of:

Mr. Thompson: 22,692
Mr. Van Dyke: 287,806

(iv) Shared power to dispose or to direct the disposition of:

BHR: 5,479,465
The Fund: 3,525,755
Mr. Thompson: 5,502,157

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒. Note: This filing reports that only Mr. Van Dyke has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 83001A102	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	BHR Capital LLC

/s/ Michael N. Thompson
	Name:	Michael N. Thompson
	Title:	Managing Partner of the Investment Manager

BHR Master Fund, Ltd.

/s/ Michael N. Thompson
	Name:	Michael N. Thompson
	Title:	Managing Partner of the Investment Manager

/s/ Steven A. Van Dyke
Steven A. Van Dyke

/s/ Michael N. Thompson
Michael N. Thompson

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CUSIP No. 83001A102	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

BHR Capital LLC, BHR Master Fund, Ltd., Steven A. Van Dyke and Michael N. Thompson, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: February 14, 2012	BHR Capital LLC

/s/ Michael N. Thompson
	Name:	Michael N. Thompson
	Title:	Managing Partner of the Investment Manager

BHR Master Fund, Ltd.

/s/ Michael N. Thompson
	Name:	Michael N. Thompson
	Title:	Managing Partner of the Investment Manager

/s/ Steven A. Van Dyke
Steven A. Van Dyke

/s/ Michael N. Thompson
Michael N. Thompson

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